UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 16, 2021	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, June 16, 2021 --- On June 16, 2021, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 15th meeting of its 9th Board of Directors (the “Board”), at which the following matter was resolved and public announcement was made in Taiwan regarding such resolution:

Change the date and venue of 2021 annual shareholders’ meeting (the “2021 AGM”).

The Board resolved that the date and venue of 2021 AGM will be changed to July 12, 2021 at 9:00 A.M. (local time) at the outdoor parking lot of the Company (No. 1, R&D Rd. 1, Hsinchu Science Park, Hsinchu County, Taiwan, R.O.C.).